December 15, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Municipal Trust (the “Registrant”);
File No. 333-177959

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on December 13, 2011 with respect to the Registrant’s Registration Statement filed on November 14, 2011, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Intermediate Tax Free Fund (“Acquired Fund”) into Nuveen Intermediate Duration Municipal Bond Fund (“Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please include the name of the Acquiring Trust in the introductory paragraph of the Q&A Section.

Response: The Registrant has revised the disclosure as requested.

(3)	Comment: Please confirm that the expected costs of the reorganization and the expected cost savings for each Fund as set forth in the Q&A Section are accurate.

Securities and Exchange Commission

December 15, 2011

Response: The Registrant has revised the disclosure to update the anticipated cost savings for each Fund, which are more than the estimated costs of the Reorganization allocated to each Fund.

(4)	Comment: Please clarify the language designating the class of Acquiring Fund shares to be received by each class of the Acquired Fund in the Reorganization.

Response: The Registrant has revised the disclosure as requested.

(5)	Comment: Please explain why Acquired Fund shareholders of Class C1 shares will receive Class A shares of the Acquiring Fund in the Reorganization.

Response: The Registrant has included disclosure explaining that Class C1 shareholders of the Acquired Fund will receive Class A, rather than Class C, shares of the Acquiring Fund in the Reorganization in order to avoid raising Rule 12b-1 fees for such shareholders. Class C shares of the Acquiring Fund have higher Rule 12b-1 fees than Class C1 shares, whereas Rule 12b-1 fees for Class A shares are lower.

(6)	Comment: Please clarify whether Acquired Fund shareholders would be subject to any sales load with respect to the shares of the Acquiring Fund received as a result of the Reorganization.

Response: The Registrant has included disclosure to explain that Acquired Fund shareholders would not be subject to any sales load with respect to any Acquiring Fund shares received in the Reorganization but any future purchases of Acquiring Fund shares would be subject to the standard fee structure applicable to the class of Acquiring Fund shares.

(7)	Comment: In regards to the comparison of the Funds’ investment strategies, with respect to the Acquired Fund’s investment strategy of investing up to 20% of its net assets in taxable obligations, please indicate whether net assets includes the amount of any borrowings for investment purposes.

Response: For the information of the staff, with respect to the Acquired Fund’s strategy of investing up to 20% of its net assets in taxable obligations, “net assets” does not include the amount of any borrowings for investment purposes.

(8)	Comment: In the Combined Fund Pro Forma column of the Annual Fund Operating Expenses table, in each respective Class C1 shares row, please include

Securities and Exchange Commission

December 15, 2011

the applicable Class A shares’ numbers and include a footnote explaining that the numbers shown are for Class A shares of the Acquiring Fund because Class C1 shareholders will receive Class A shares as a result of the Reorganization.

Response: The Registrant has revised the disclosure as requested.

(9)	Comment: In footnote 1 to the Annual Fund Operating Expenses table, please include in a parenthetical the dollar amount and basis point effects of the costs of the Reorganization.

Response: The Registrant has revised the disclosure as requested.

(10)	Comment: In the paragraph introducing the Example on page 8 of the Proxy Statement/Prospectus, please delete the sentence stating that expense caps are taken into account.

Response: The Registrant has revised the disclosure as requested.

(11)	Comment: In regards to the discussion comparing each Fund’s fundamental investment restrictions, please clarify the treatment of revenue bonds with respect to the Funds’ concentration policies.

Response: The Registrant has included disclosure, consistent with the current Statement of Additional Information disclosure, stating that each Fund classifies tax-exempt bonds backed only by the assets and revenues of a non-governmental user as issued by such non-governmental user and as subject to the Fund’s concentration policies.

(12)	Comment: Please provide an explanation for the difference between the Acquired Fund management fee rate disclosed in the Annual Fund Operating Expenses table and the rate disclosed on page 14 of the Proxy Statement/Prospectus.

Response: For the information of the staff, the Acquired Fund’s management fee rate disclosed in the Annual Fund Operating Expenses table is the gross fee rate, while the fee rate set forth on page 14 of the Proxy Statement/Prospectus is net of fee waivers and expense reimbursements in effect during the period.

(13)

Comment: With respect the “Distribution, Purchase, Redemption, Exchange of Shares and Dividends” section of the Proxy Statement/Prospectus, please disclose any other relevant differences between the Acquiring Fund and Acquired

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December 15, 2011

Fund, including any differences as a result of Class C1 shareholders receiving Class A shares of the Acquiring Fund in connection with the Reorganization.

Response: The Registrant has clarified the disclosure in this section in response to the staff’s comment. In particular, the Registrant has added disclosure to note the front-end sales load of Class A shares of the Acquiring Fund, that Class C1 shareholders will be able to make additional investments into their accounts after the Reorganization by purchasing Class A shares and that while each Fund has exchange privileges, the exchange options offered by each Fund differ because the Funds have different transfer agents.

(14)	Comment: In the “Continuation of Shareholder Accounts and Plans; Change in Exchange Privileges; Share Certificates” section of the Proxy Statement/Prospectus, please include disclosure relating to the change in exchange options as a result of the Funds’ different transfer agents. Specifically, state whether the exchange options of Acquired Fund shareholders following the Reorganization will be more limited as a result of the change in transfer agents.

Response: The Registrant has revised the disclosure as requested.

(15)	Comment: In regards to the discussion of Reorganization Expenses, please disclose the length of time estimated to recover the costs of the Reorganization.

Response: The Registrant has revised the disclosure as requested.

(16)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response: For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganization proposal presented any conflicts. This would include an assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(17)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented

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to the Board to address an overlap in open-end funds being offered by the fund complex. The Funds are substantially similar with the same portfolio managers. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/ Abigail J. Murray

Appendix A

NUVEEN INTERMEDIATE DURATION MUNICIPAL BOND FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Intermediate Duration Municipal Bond Fund (the “Acquiring Fund”) and Nuveen Intermediate Tax Free Fund (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Acquiring Fund since inception and the Acquired Fund since January 1, 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to the Funds since January 2011. The same portfolio manager currently manages both Funds and will continue to manage the combined fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. The portfolio manager has managed the Acquiring Fund since December 2007; whereas, a different portfolio manager managed the Acquired Fund until January 2011. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the combined fund will be the same as that of the Acquiring Fund. Nuveen Fund Advisors has agreed to a permanent expense cap with the Acquiring Fund which will remain in place for the combined fund if the Reorganization is completed.

Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the portfolio manager, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size	As of June 30, 2011, the Acquiring Fund had approximately $2.5 billion in assets and the Acquired Fund had approximately $0.7 billion in assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

December 15, 2011

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Municipal Trust (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-177959

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on December 13, 2011 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on November 14, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Municipal Trust

By:	/s/ Kathleen L. Prudhomme
Name:	Kathleen L. Prudhomme
Title:	Vice President and Assistant Secretary